UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)

                     HILLS STORES COMPANY
         (Successor to Hills Department Stores, Inc.)
                       (Name of Issuer)

                         Common Stock
                (Title or Class of Securities)

                          431659 10 2
                        (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person:
 (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   431659 10 2


      (1)  Names of Reporting Person
           S.S. or I.R.S. Identification Nos. of Above
Person

            Thomas H. Lee


      (2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

           (a)


           (b)


      (3)  SEC Use Only



      (4)  Citizenship or Place of Organization
			  United States


      Number of      (5)  Sole Voting Power  82,483

      Shares Bene-
       ficially      (6)  Shared Voting Power  -0-

      Owned by
      Each Reporting (7)  Sole Dispositive Power  82,483

       Person
      With           (8)  Shared Dispositive Power   -0-


      (9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person  82,483


      (10)  Check if the Aggregate Amount in Row (9)
     Excludes
           Certain Shares (See Instructions)  X


      (11)  Percent of Class Represented by Amount in Row (9)
             0.9%

      (12)  Type of Reporting Person (See Instructions)  IN

Item 1(a)     Name of Issuer
           Hills Stores Company (Successor to Hills Department
     Stores, Inc.)

Item 1(b)   Address of Issuer's Principal Executive
Offices

                15 Dan Road, Canton, MA  02021-9128

Item 2(a)   Name of Person Filing

                Thomas H. Lee

Item 2(b)  Address of Principal Business Office or, if none,
     Residence

                75 State Street, Boston, MA  02109

Item 2(c)  Citizenship

                United States

Item 2(d)  Title of Class of Securities

                Common Stock

Item 2(e)   CUSIP Number

                431659 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)[ ] Broker or Dealer registered under Section 15 of the Act

           (b)[ ] Bank as defined in section 3(a)(6) of the Act

           (c)[ ] Insurance Company as defined in
     section 3(a)(19) of the act

           (d)[ ] Investment Company registered under section\8 of the Investment Company Act

           (e)[ ] Investment Adviser registered under
     section 203 of the Investment Advisers Act of 1940

           (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
     Security Act of 1974 or Endowment Fund; see
     { 240.13d-1(b)(1)(ii)(F)

           (g)[ ] Parent Holding Company, in accordance with
     { 240.13d-1(b)(ii)(G)

           (h)[ ] Group, in accordance with
     { 240.13d-1(b)(1)(ii)(H)

Item 4  Ownership

                Not Applicable

Item 5  Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6  Ownership of More than Five Percent on Behalf of Another
     Person

                Not applicable

Item 7  Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on By the Parent
     Holding Company

                Not applicable

Item 8  Identification and Classification of Members of the
     Group

                Not applicable

Item 9  Notice of Dissolution of Group

                Not applicable

Item 10  Certification

                Not applicable

                           SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Signed  /s/ Thomas H. Lee


                                            Thomas H. Lee

Date:  February 14, 1994



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